Exhibit 99.1

First High-School Education Group Announces First Half 2024 Unaudited Financial Results

BEIJING, CHINA / ACCESSWIRE / September 18, 2024 / First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the first half of 2024 ended June 30, 2024.

First Half 2024 Financial and Operational Highlights – Continuing Operations

●	Total revenues were RMB151.1 million (US$20.8 million), a decrease of 6.7% from RMB161.9 million in the first half of 2023.

●	Gross profit was RMB52.3 million (US$7.2 million), a decrease of 17.3% from RMB63.2 million in the first half of 2023.

●	Income from operations was RMB3.0 million (US$0.4 million), a decrease of 92.4% from RMB39.6 million in the first half of 2023.

●	Net income was RMB11.2 million (US$1.5 million), a decrease of 69.5% from RMB36.7 million in the first half of 2023.

●	Adjusted net income[1] (Non-GAAP) was RMB10.1 million (US$1.4 million), a decrease of 72.5% from RMB36.7 million in the first half of 2023.

●	The total number of students enrolled at our school programs and public schools that we provide management services as of September 1, 2024 was 35,151, an increase of 5.6% from 33,275 as of September 1, 2023.

●	The total number of school programs at our school programs and public schools that we provide management services as of September 1, 2024 was 23, a decrease of 8.0% from 25 as of September 1, 2023.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

Compared to the corresponding period of the previous year, we observed a decrease in both revenues and net income. These declines were primarily attributable to the ongoing impact of adverse macroeconomic factors. Specifically, we did not have any revenue generated from government cooperative agreements, and we incurred increased costs to actively cope with heightened competition. To address these challenges, the entire team concentrated on expanding our direct customer base and enhancing the quality of our educational offerings.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

As of September 1, 2024, we have successfully concluded the student admissions process for the 2024 fall semester. At that time, the combined enrollment in our school programs and the public schools we manage totaled 35,151 students, distributed across 23 school programs. We anticipate providing these students and schools with our proven operational expertise and generating value for all stakeholders.

First Half 2024 Financial Results – Continuing Operations

Total Revenues

Total revenues were RMB151.1 million (US$20.8 million), a decrease of 6.7% from RMB161.9 million in the first half of 2023. The decrease was primarily because we had no revenues generated from government cooperative agreements.

Revenues from customers were RMB151.1 million (US$20.8 million), an increase of 8.2% from RMB139.6 million in the first half of 2023. The increase was primarily driven by increased student enrollment in our existing schools.

Revenues from government cooperative agreements were nil compared to RMB22.3 million in the first half of 2023. The decrease was primarily due to the tightened fiscal budget of the relevant government entities and our on-going renegotiation of cooperative agreements.

Cost of revenues

Cost of revenues were RMB98.9 million (US$13.6 million), which remained relatively stable compared to RMB98.7 million in the first half of 2023.

Gross profit

Gross profit was RMB52.3 million (US$7.2 million), a decrease of 17.3% from RMB63.2 million in the first half of 2023.

Gross margin was 34.6%, compared with 39.0% in the first half of 2023. The decrease was primarily due to fluctuations in (1) the number of staff and their compensations; (2) school operating efficiency, such as utility usage limits, and budget control; and (3) revenues generated from government cooperative agreements.

Total operating expenses

Total operating expenses were RMB49.2 million (US$6.8 million), which increased significantly from RMB23.6 million in the first half of 2023.

●	Selling and marketing expenses were RMB1.6 million (US$0.2 million), an increase of 71.6% from RMB0.9 million in the first half of 2023. The increase was primarily due to the increased expenses in brand promotion and marketing activities in relation to the increased student enrollment.

●	General and administrative expenses were RMB47.7 million (US$6.6 million), which increased significantly from RMB22.7 million in the first half of 2023. The increase was primarily due to increased staffing, and professional services used in management duties, in connection with school management, teaching supervision, human resources, and information technology.

Income from operations

Income from operations was RMB3.0 million (US$0.4 million), a decrease of 92.4% from RMB39.6 million in the first half of 2023.

Net Income from continuing operations

Net income from continuing operations was RMB4.2 million (US$0.6 million), a decrease of 88.9% from RMB37.6 million in the first half of 2023.

Net Income from discontinued operations

Net income from discontinued operations was RMB7.0 million (US$1.0 million), compared with net loss of RMB0.9 million in the first half of 2023.

Net income

Net income was RMB11.2 million (US$1.5 million), a decrease of 69.4% from RMB36.7 million in the first half of 2023.

Adjusted net income2 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB10.1 million (US$1.4 million), a decrease of 72.5% from RMB36.7 million in the first half of 2023.

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the first half of 2024 ended June 30, 2024. Net income from discontinued operations was RMB7.0 million (US$1.0 million) for the first half of 2024 ended June 30, 2024.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Wednesday, September 18, 2024, at 8:00 AM U.S. Eastern Time (8:00 PM September 18, 2024, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	+1-973-528-0011
United States	+1-888-506-0062
Hong Kong	+852 3018 4049
Mainland China	+86 400 120 3199
Passcode	792778

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of reversal of impairment loss in relation to accounts receivable. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2024, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

We have made rounding adjustments to reach some of the figures included in this earning release. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Revenues
Revenue from customers	139,593	151,109	20,793
Revenue from governments cooperative agreements	22,283	-	-
Total revenues	161,877	151,109	20,793
Cost of revenues	(98,680)	(98,852)	(13,602)
Gross profit	63,197	52,257	7,191

Operating expenses and income
Selling and marketing expenses	(913)	(1,567)	(216)
General and administrative expenses	(22,652)	(47,682)	(6,561)
Total operating expenses	(23,565)	(49,249)	(6,777)
Income from operations	39,632	3,008	414

Other income (expenses)
Interest income	452	156	22
Interest expense	(2,503)	(1,300)	(179)
Government grants	23	2,264	312
Others, net	897	69	10
Net loss on disposal of fixed asset	-	(1)	-
Reversal of impairment loss	-	1,106	152
Income from continuing operations before income tax	38,501	5,303	730

Income tax expenses	(889)	(1,115)	(153)
Income (loss) from continuing operations	37,612	4,188	576
Income (loss) from discontinued operations	(947)	7,021	966
Net income (loss)	36,664	11,210	1,542
Foreign currency translation adjustment	3,356	2,909	400
Comprehensive income (loss) - continuing operations	48,229	7,097	977
Comprehensive income (loss) - discontinued operations	(8,209)	7,022	966
Comprehensive income (loss)	40,020	14,119	1,943

Attributable to
Shareholder of the Company	37,985	7,163	986
Non-controlling interests	2,035	6,956	957

Earnings per share:
Basic earnings per share from continuing operation	0.52	0.05	0.01
Basic earnings per share from discontinued operation	(0.10)	0.08	0.01

Diluted Earnings per share:
Diluted earnings per share from continuing operation	0.49	0.5	0.01
Diluted earnings per share from discontinued operation	(0.09)	0.08	0.01

Weighted average number of ordinary share outstanding
Basic	86,838,700	86,838,700	86,838,700
Diluted	92,388,700	92,388,700	92,388,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Current assets
Cash	189,243	58,206	8,009
Accounts receivable, net of expected credit loss	82,202	79,162	10,893
Amounts due from related parties –non-trade	215,908	219,528	30,208
Prepaid expenses and other current assets	241,402	223,332	30,732
Assets related to discontinued operation	42,746	33,395	4,595
Total current assets	771,502	613,622	84,437

Non-current Assets
Property and equipment, net	119,808	112,720	15,511
Intangible assets, net	7,247	7,103	977
Goodwill	30,347	30,348	4,176
Deferred tax assets	20,294	20,294	2,793
Other non-current assets	33,350	34,905	4,803
Assets related to discontinued operation	9,075	8,031	1,105
Total non-current assets	220,122	213,401	29,365
Total assets	991,624	827,024	113,802

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Current liabilities
Contract liabilities	140,501	42,585	5,860
Bank loan	87,970	31,636	4,353
Borrowings under financing arrangements	-	-	-
Accounts payable	21,508	12,920	1,778
Accrued expenses and other payables	263,078	262,685	36,147
Income tax payables	29,678	30,247	4,162
Amounts due to related parties	165,173	169,646	23,344
Dividend payables	2,132	2,132	293
Liability related to discontinued operation	119,930	102,514	14,106
Total current liabilities	829,970	654,364	90,044

Deferred revenue	-	(275)	(38)
Deferred tax liabilities	6,207	6,207	854
Total non-current liabilities	6,207	5,932	816
Total liabilities	836,177	660,297	90,860

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2023, and 86,838,700 shares issued and outstanding as of June 30, 2024, respectively)	6	6	1
Additional paid-in capital	356,622	357,155	49,146
Statutory reserves	51,425	50,891	7,003
Accumulated other comprehensive income	2,836	2,909	400
Accumulated deficit	(257,421)	(253,167)	(34,837)
Non-controlling interests	1,977	8,933	1,229
Total equity	155,445	166,727	22,942

Total liabilities and equity	991,624	827,024	113,802

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$

Reconciliation of net income to adjusted net income:
Net income	36,664	11,210	1,542
Subtract:
Reversal of impairment loss	-	(1,106)	(152)
Adjusted net income	36,664	10,104	1,390